[Letterhead of SandRidge Energy, Inc.]

Via EDGAR and Hand Delivery

February 9, 2011

Pamela Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	SandRidge Mississippian Trust I

Registration Statement on Form S-1

Filed January 5, 2011

File No. 333-171551

SandRidge Energy, Inc.

Registration Statement on Form S-3

Filed January 5, 2011

File No. 333-171551-01

SandRidge Energy, Inc.

Annual Report on Form 10-K

Filed March 1, 2010

File No. 001-33784

Definitive Proxy Statement on Schedule 14A

Filed April 26, 2010

File No. 001-33784

Ladies and Gentlemen:

Set forth below are the responses of SandRidge Mississippian Trust I, a Delaware statutory trust (the “trust”), and SandRidge Energy, Inc., a Delaware corporation (“SandRidge” or the “Company,” and, together with the trust, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 1, 2011, with respect to the Registration Statement on Form S-1 and Form S-3 (File No. 333-171551) initially filed with the Commission on January 5, 2011 (the “Registration Statement”), including the Company’s Annual Report on Form 10-K, filed March 1, 2010 (the “2009 Form 10-K”), and Definitive Proxy Statement, filed April 26, 2010, both of which are incorporated by reference in the Registration Statement.

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will hand deliver three complete copies of Amendment No. 1, as well as three copies of Amendment No. 1 that are marked to show all changes made since the initial filing of the Registration Statement.

As discussed with the Staff, we will address the Staff’s comments pertaining to the 2009 Form 10-K through revised disclosure in our Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”), which we currently plan to file with the Commission on or about February 28, 2011, and which will be incorporated by reference into the Registration Statement before the commencement of the public offering of the trust’s common units pursuant to the Registration Statement. For your convenience, we have included herein the proposed disclosure we will include in the 2010 Form 10-K in response to the Staff’s comments on the 2009 Form 10-K.

Also, with respect to comments 38, 39, 44, 46, 47, 49, 55, 58, 59, 60, 62, 65, 67, 74, 75, 76, 77, and 78, we are simultaneously sending the Staff a supplemental response, submitted with a request for confidential treatment pursuant to Rule 83, containing information and material responsive to these comments.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the prospectus included as part of Amendment No. 1.

Registration Statements on Form S-l and Form S-3

General

1. Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas upon which we have not previously commented.

Response:

We acknowledge the Staff’s comment and understand that the Staff will need sufficient time to process future amendments to the Registration Statement that contain a price range.

2. As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A of Regulation C, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, or the number of shares to be offered on the cover page. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, dollar amounts dependent upon the offering price that are based on the midpoint of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

Response:

We acknowledge the Staff’s comment and confirm that we will not circulate copies of the Registration Statement or the preliminary prospectus until we have included an estimated price range, dollar amounts dependent upon the offering price that are based on the midpoint of the offering price range and all other information except information we may exclude in reliance upon Rule 430A.

3. Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance by FINRA.

Response:

We acknowledge the Staff’s comment and undertake to inform the Staff, prior to the effectiveness of the Registration Statement, whether or not the amount of compensation allowable or payable to the underwriters has received clearance by FINRA.

4. Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your prospectus.

Response:

We acknowledge the Staff’s comment and have revised the disclosure in the Registration Statement in all places to which a comment relates. We have provided page references to all responsive disclosure.

5. Please file all omitted exhibits, including the opinions of counsel regarding trust and tax matters. Please note that you will need to allow time for our review once you file the exhibits.

Response:

We acknowledge the Staff’s comment and intend to file all remaining exhibits in time to allow the Staff to review these exhibits so that we may respond to any additional comments the Staff may have as a result of its review of the exhibits.

6. Please advise us regarding the status of your application to list the common units on The New York Stock Exchange. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this.

Response:

We have been in communication with The New York Stock Exchange (“NYSE”) and our NYSE eligibility review is currently scheduled for February 10, 2011. After our eligibility review is complete, we expect to file an Original Listing Application.

Cover Page of Prospectus

7. Please revise to clearly disclose whether and to what extent the amount of any distributions will be reduced by a unitholder’s share of allocable income tax liability.

Response:

We acknowledge the Staff’s comment and note that, as a statutory trust, the trust will not incur any income tax liability. As a result, cash distributions to unitholders will not be affected by any income tax liabilities of the trust. We respectfully submit that, if we revised the disclosure on the cover page of the prospectus to refer to the trust’s income tax liability, such disclosure would potentially cause confusion to investors, as there is no such liability.

8. We note the disclosure under “Over-allotment option” on page 14. Please revise the cover page to clearly disclose the impact of the over-allotment option on SandRidge’s interest in the trust. In this regard, we note the disclosure under “Ownership of Trust Units by SandRidge” indicates that SandRidge’s interest will decrease if the over-allotment is exercised in full, but it does not indicate that SandRidge’s interest will increase if the over-allotment is not exercised.

Response:

We acknowledge the Staff’s comment and have added disclosure to the cover page of the prospectus and elsewhere that clearly indicates the impact of the over-allotment option on SandRidge’s interest in the trust. See cover page and pages 2 and 14.

9. Please revise the second to last paragraph to clarify that the proceeds from the over-allotment option also will be paid to SandRidge.

Response:

We acknowledge the Staff’s comment and have added disclosure to the cover page of the prospectus to clarify that the proceeds from the over-allotment option will also be paid to SandRidge.

Important Notice about Information in this Prospectus, page i

10. We note the statements in the last two sentences of the second paragraph. These statements do not appear to be consistent with your disclosure obligations. Please revise to clarify that the prospectus will be updated to the extent required by law and acknowledge that you are responsible for updating the prospectus to contain all material information. Please also comply with this comment with respect to the statement in the last sentence of the second paragraph under “Cautionary Statement Regarding Forward-Looking Statements” on page 39.

Response:

We acknowledge the Staff’s comment and confirm to the Staff our recognition of the need to update the prospectus to the extent required by law. We respectfully submit, however, that the statements in the last two sentences of the second paragraph on page i and the last sentence of the second paragraph under “Cautionary Statement Regarding Forward-Looking Statements” on page 40 of the prospectus fairly advise investors that statements in the prospectus are made as of the date of the prospectus. Further, we believe such statements are customary in offering materials such as the prospectus, and we do not believe such statements are inconsistent with our obligations to update the prospectus when and to the extent required by law.

Summary, page 1

SandRidge Mississippian Trust I, page 1

11. We note the disclosure in the second and third paragraphs and in the second to last paragraph on page two. Please revise to disclose the net revenue interest of the public unitholders and SandRidge, taking into account SandRidge’s ownership interest in the trust.

Response:

We acknowledge the Staff’s comment and have disclosed the effective net revenue interest of SandRidge and of the public unitholders, taking account of SandRidge’s retained interests in the Underlying Properties and its assumed ownership of 51% of the outstanding trust units. See pages 2 and 14.

12. We note your disclosure in the second full paragraph on page two. Please revise to clarify whether the derivatives agreement will cover hedges with respect to the oil and gas production from both the PDP and PUD wells.

Response:

We acknowledge the Staff’s comment and have updated the disclosure to clarify that the derivatives agreement will cover hedges with respect to the oil and gas production from both the Producing Wells and the PUD Wells. See pages 2, 9, 46, F-11 and F-16.

13. We note the disclosure in the second full paragraph on page two regarding the hedging arrangements. Please revise to clarify whether and to what extent the trust will be liable for the costs of these arrangements. Please also revise to clarify that the trust may be liable under the terms of the hedging arrangements for amounts owed to the counterparties.

Response:

We acknowledge the Staff’s comment and have revised the disclosure to clarify that the trust will not be liable for the costs of the hedging arrangements put into place by SandRidge. We have also amended the disclosure to clarify that the trust may be liable under the terms of the hedging arrangements for amounts owed to the counterparties. See page 2.

14. We note the statement in the last paragraph of this subsection that SandRidge will have no ability to manage or influence the management of the trust. Please reconcile with the disclosures regarding voting rights on pages 15 and 83, which appear to indicate that SandRidge retains certain voting rights as a holder of trust units.

Response:

We acknowledge the Staff’s comment and have updated the disclosure to clarify that SandRidge will retain certain voting rights as a holder of trust units. See pages 3, 43 and 81.

The Development Wells, page 3

15. Please revise this section to disclose that SandRidge may sell all or a portion of the Underlying Properties after satisfying its drilling obligations to the trust. Alternatively, you may provide this disclosure in a bullet point in the Key Risk Factors section of your summary.

Response:

We acknowledge the Staff’s comment and have revised the disclosure to state that SandRidge may sell all or a portion of the Underlying Properties after satisfying its drilling obligation. See page 4.

Mississippian Formation, page 4

16. In the first paragraph, please revise to briefly explain the “reservoir risk” associated with horizontal drilling.

Response:

We acknowledge the Staff’s comment and have revised the disclosure in this section to remove the sentence that referred to “reservoir risk.” We note for the Staff’s information that, in the context of the discussion of the Mississippian formation appearing on page 4, the term “reservoir risk” referred principally to the risk that some or all of a drilled horizontal well might miss the target area of the reservoir, as well as, more generally, reserve recovery and production decline risk. While we have removed the sentence referring to reservoir risk in the discussion of the Mississippian formation on page 4, we note that this same issue is discussed, in greater detail, in the “Key Investment Considerations” section of the Summary, under the bullet “Well control and vertical drilling and production history significantly reduce drilling, reserve recovery and production decline risk” on page 11. In addition, we note that the risks associated with horizontal drilling, and drilling generally, are discussed in detail in the risk factor captioned “Actual reserves and future production may be less than current estimates, which could reduce cash distributions by the trust and the value of the trust units” on pages 20-21. In this risk factor, we have added a sentence stating explicitly that there is a risk that some or all of the horizontal well could miss the target reservoir. See page 21.

Target Distributions and Subordination and Incentive Thresholds, page 4

17. We note the disclosure in the first and second full paragraphs on page five. Please revise to provide examples illustrating the impact of the subordination threshold and the incentive threshold.

Response:

We acknowledge the Staff’s comment and have added a hypothetical example to illustrate the impact of the subordination threshold and the incentive threshold. We have also added a cross-reference to the section entitled “Target Distributions and Subordination and Incentive Thresholds,” where tabular examples of such examples are provided. See page 5.

18. Please revise the third full paragraph on page five to indicate that the pro rata cash distributions on the common units will decrease as a result of the conversion of the subordinated units following the subordination period.

Response:

We acknowledge the Staff’s comment and note that the pro rata cash distributions on the common units will not be impacted by the conversion of the subordinated units into common units following the end of the subordination period because the subordination threshold will cease to exist following the subordination period. However, to help clarify the effect of the expiration of the subordination period on distributions to trust unitholders, we have modified the disclosure at issue. See page 6.

19. We note the statement in the last paragraph on page five that the “accompanying prospective financial information was not prepared with a view toward complying with the guidelines of the U.S. Securities and Exchange Commission … or the guidelines established by the American Institute of Certified Public Accountants with respect to preparation and presentation of prospective financial information.” Please explain how your preparation of the prospective information differed from the guidelines established by the SEC and the AICPA.

Response:

We acknowledge the Staff’s comment and note that we have reviewed the guidelines applicable to prospective financial information set forth in the SEC Staff Training Manual, Item 10 of Regulation S-K, and the AICPA Guide for Prospective Financial Information. Based on this review, we respectfully submit that the prospective financial information presented in the Registration Statement complies with substantially all of such guidelines, except for the lack of prospective financial information related to significant changes in financial position referred to in Section 8.06(i) of such guidelines, the omission of certain non-cash expenses such as depreciation, depletion and amortization (DD&A) to arrive at a GAAP net income measure referred to in Section 8.06(g), and an earnings per share measure referred to in Section 8.06(h). We believe the lack of this information is appropriate in light of the purpose of the financial forecast, which is to provide prospective financial information relating to the trust’s ability to make cash distributions at the level targeted to be made during the forecast period. In addition, this presentation is consistent with the basis of presentation that the trust has presented in the pro forma financial statements (statement of distributable income) included in the Registration Statement and which it intends to present as its financial statements in its future filings under the Securities Exchange Act of 1934 as a public entity. It is also our understanding that neither Item 10(b) of Regulation S-K nor Rule 175 under the Securities Act of 1933, as amended, requires financial forecasts to comply with the AICPA guidelines.

Key Investment Considerations, page 9

20. Please revise the second bullet to indicate that while the hedging contracts reduce commodity price risk, they limit the potential for upside during the hedged period if oil and gas prices increase. Please also revise to clarify that the trust may be liable under the terms of the hedging arrangements for amounts owed to the counterparties.

Response:

We acknowledge the Staff’s comment and have added a bullet point under the heading “Key Risk Factors” within the “Summary” indicating that (i) while the hedging contracts reduce commodity price risk, they limit the potential for upside during the hedged period if oil and gas prices increase and (ii) the trust may be liable under the terms of the hedging arrangements for amounts owed to the counterparties. See page 14. We respectfully submit that this information is more appropriate under the heading “Key Risk Factors” than “Key Investment Considerations.”

Structure of the Trust, page 13

21. Please either revise the diagram or provide a footnote to reflect the net revenue interest of the parties.

Response:

We acknowledge the Staff’s comment and have added a footnote to the diagram to reflect the effective net revenue interest of SandRidge and the public unitholders. See page 14.

Key Risk Factors, page 16

22. Please revise your prospectus to relocate this section to follow either the “Key Investment Considerations” or “Proved Reserves” section.

Response:

We acknowledge the Staff’s comment and have relocated the “Key Risk Factors” section to follow the “Proved Reserves” section. See page 13.

23. Please revise by discussing, in bullet points, the key risk factors related to the Underlying Properties, the royalty interests, and the common units. Your key risk factor discussion should be equally prominent as your discussion of the key investment considerations on page nine.

Response:

We acknowledge the Staff’s comment and have added under the “Key Risk Factors” section of the “Summary” several bullet points highlighting the key risk factors related to the Underlying Properties, the royalty interests and the common units. See page 13.

Risk Factors, page 17

An increase in the differential between the price realized by SandRidge …, page 25

24. Please revise to explain in greater detail the risk posed by the differential. Please also provide an example to illustrate the risk.

Response:

We acknowledge the Staff’s comment and have revised the disclosure to explain in greater detail the risk posed by the differential. We respectfully submit that the disclosure already contains examples to illustrate the risk (e.g., quality and location of hydrocarbons produced and Btu content). We have also added a cross reference to the discussion of the differentials assumed for purposes of preparing the target distributions. See page 26.

Courts outside of Delaware …, page 28

25. If you are aware of any jurisdictions that have not recognized the limited liability you cite, please expand the risk factor to identify them.

Response:

While we are not aware of any jurisdictions that have not recognized the limited liability of trust unitholders provided under Delaware law, we believe that the liability of trust unitholders remains an unsettled area of law in many jurisdictions. Accordingly, we do not believe any change to the disclosure is necessary.

The operations of SandRidge are subject to environmental laws …, page 32

26. Please revise to disclose whether SandRidge maintains reserves for environmental costs and liabilities. If so, please quantify your disclosure.

Response:

We acknowledge the Staff’s comment and note that SandRidge maintains reserves for environmental costs and liabilities to the extent it is required to do so in accordance with generally accepted accounting principles. As of December 31, 2010, SandRidge had no reserves for environmental costs and liabilities. Therefore, we do not believe it is necessary to add any disclosure regarding such reserves in the context of the risk factor noted by the Staff.

Cautionary Statement Regarding Forward-Looking Statements, page 39

27. Please note that the safe harbors for forward-looking statements set forth in Section 27A of the Securities Act and Section 21E of the Exchange Act are not available for initial public offerings. Please revise the first and last sentences of the first paragraph to delete the references to the Private Securities Litigation Reform Act of 1995 and to Section 27A of the Securities Act and Section 21E of the Exchange Act.

Response:

We acknowledge the Staff’s comment and have revised the disclosure to delete the reference to the Private Securities Litigation Reform Act of 1995 and to Section 27A of the Securities Act and Section 21E of the Exchange Act. See page 40.

28. We note the statement in the second sentence of the second paragraph. This statement suggests that that you are applying the safe harbors to oral statements and to other written statements. Please advise us as to the basis for this statement in light of the safe harbor requirements set forth in paragraphs (c)(1)(A)(i) and (c)(2)(A) of Section 27A of the Securities Act and Section 21E of the Exchange Act.

Response:

We acknowledge the Staff’s comment and we confirm our understanding that in order to have the benefit of the safe harbors available for forward-looking statements, we must comply with the requirements set forth in paragraphs (c)(1)(A)(i) and (c)(2)(A) of Section 27A of the Securities Act and Section 21E of the Exchange Act, including, for example, identifying the statements in question as forward-looking and accompanying such statements with meaningful cautionary statements identifying relevant risk factors. We respectfully submit that the disclosure identified by the Staff is useful to investors to give them notice that they might be provided with forward-looking information, even though the disclosure, on its own, might not fulfill the requirements of the safe harbor. We recognize that we would need to comply with all of the safe harbor’s requirements in order to avail ourselves of its benefit. For these reasons, we respectfully submit that no further amendment to the disclosure on page 40 is necessary.

Use of Proceeds, page 40

29. Once you know the expected size of the offering, and no later than when you provide the price range for the offering, please revise to provide the estimated amounts you intend to allocate to each of the identified uses. Please refer to Item 504 of Regulation S-K.

Response:

We acknowledge the Staff’s comment and confirm that once we know the expected size of the offering, and no later than when we provide the price range for the offering, we will revise the section entitled “Use of Proceeds” to provide the estimated amounts we intend to allocate to each of the identified uses.

Description of the Trust Units, page 82

30. Please revise to provide a description of the common units and the subordinated units comprising the trust units.

Response:

We acknowledge the Staff’s comment and have revised the disclosure to provide a description of the common units and the subordinated units under the heading “Description of the Trust Units—Common Units; Subordinated Units.” See page 86.

U.S. Federal Income Tax Considerations, page 88

31. Please advise us whether you or counsel is aware of any circumstances in which the IRS accorded similar securities the treatment you suggest. We may have additional comments.

Response:

We acknowledge the Staff’s comment and respectfully submit to the Staff that neither we nor our counsel are aware of Internal Revenue Service (“IRS”) rulings pertaining to securities that are substantially similar to the common units being offered. In our counsel’s experience, seeking a ruling from the IRS in that regard could substantially delay an offering. Our counsel is, however, aware of similar securities that have been issued in the public markets in which issuers have disclosed similar tax treatment (but also did not seek an IRS ruling to our counsel’s knowledge).

32. We note the statement at the top of page 91 that the discussion is based on the opinion of counsel that the trust will be treated as a partnership. However, we note the additional opinion of counsel provided on page 93. Please clarify whether any other disclosure in this section constitutes the opinion of counsel.

Response:

We acknowledge the Staff’s comment and respectfully note to the Staff that the disclosure on page 92 provides that, except where otherwise noted, the entire tax disclosure constitutes the opinion of our counsel, Covington & Burling LLP.

Tax Classification of the PDP Royalty Interest and the PUD Royalty Interest, page 91

33. We note the disclosure in the fifth paragraph and have the following comments:

•	Please explain why the Term PDP Royalty “will” be treated as production payments, while the Term PUD Royalty “should” be treated in this manner.

•

Please explain why the Perpetual PDP Royalty “will” be treated as a continuing, nonoperating economic interest in the nature of royalties payable out of production from the mineral interests they burden, while the Perpetual PUD Royalty “should” be treated in this manner.

Response:

The prospectus states that the Term PDP Royalty “will” be treated as production payments, while the Term PUD Royalty “should” be treated as production payments, and that the Perpetual PDP Royalty “will” be treated as a continuing nonoperating economic interest (in the nature of royalties payable out of production from the mineral interests), while the Perpetual PUD Royalty “should” be treated in such a manner. The disclosure is stated in this way because, while both the Term PDP Royalty and Perpetual PDP Royalty are interests in Producing Wells, or developed wells that have been drilled, the Term PUD Royalty and Perpetual PUD Royalty are interests in PUD Wells, or undeveloped wells that will be drilled in the future. The applicable laws are well developed, and directly applicable precedents exist, with regard to the tax treatment of interests in specified drilled wells. Although such laws and precedents are applicable in analyzing the tax treatment of royalty interests with respect to which proven reserves exist but drilling has not commenced (i.e., the Term PUD Royalty and Perpetual PUD Royalty), the law is less well developed in this area. As a result, the tax treatment of the PUD Royalties are not entirely free from doubt, i.e., the difference in certainty between “will” vs. “should” reflects the difference in certainty between developed vs. undeveloped wells.

Financial Statements, page F-1

SandRidge Mississippian Formation Underlying Properties, page F-2

34. Please expand your disclosure to include information about the operating, investing and financing cash flows associated with the Underlying Properties, or if this information is not available, to clarify this point.

Response:

We acknowledge the Staff’s comment and have revised the disclosure to clarify that historical statements reflecting financial position, results of operations and cash flows from operating, investing and financing activities are not presented because the information necessary to prepare such statements is not available. See page F-4.

SandRidge Mississippian Trust I, page F-8

35. We understand that the Trust will enter into a Development Agreement and Administrative Services Agreement with SandRidge Energy, Inc. in connection with this offering. Please disclose the pertinent terms of these agreements.

Response:

We acknowledge the Staff’s comment and have revised the disclosure to provide pertinent terms of the agreements. See pages
F-10 to F-11.

SandRidge Mississippian Trust I Pro Forma Financial Information, page F-13

36. We note at adjustment (e) you estimate the Trust’s general and administrative expenses will be $900,000 annually. It appears that you would need to revise this amount to only adjust for amounts that are factually supportable to comply with Rule 11-02(b)(6) of Regulation S-X. Tell us your rationale in preparing this pro forma information if you believe it warrants further consideration.

Response:

The pro forma adjustment noted by the Staff reflects the impact of the general and administrative expense that we expect the trust to incur on a recurring basis, as a public entity. This adjustment in the amount of $900,000 is comprised of the following: a $200,000 annual administrative services fee which is provided for in the trust’s administrative services agreement with SandRidge; $500,000 in professional services fees to PricewaterhouseCoopers LLP and Ernst & Young LLP, for audit and tax compliance services for which such firms have provided proposals; $150,000 in Trustee fees that our Trustee has quoted for their services; and $50,000 in estimated filing fees and legal costs, which was based on our current expenses associated with SandRidge’s public filings. We believe that this pro forma adjustment meets the provisions of Article 11 of Regulation S-X as the underlying amounts are both factually supportable and directly attributable to the transaction, as well as of a recurring nature.

SandRidge Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Our Business Segments and Primary Operations, page 3

Exploration and Production, page 3

Proved Reserves, page 6

37. Please disclose the qualifications of the technical persons primarily responsible for overseeing the preparation of the reserve estimates completed by Lee Keeling and Associates, Inc. and Netherland, Sewell & Associates, Inc. to comply with Item 1202(a)(7) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and will revise the 2010 Form 10-K so that the disclosure will be presented as follows:

Copies of the reports issued by our independent engineering firms are filed with this report as Exhibits 99.1 – 99.3. The portion of our estimated proved reserves(and their geographic locations) prepared by each of our independent engineering firms as of December 31, 210 is presented below.

Consultant	% of Net Reserves Prepared	Geographic Locations - by Area by State
Netherland, Sewell & Associates	72%	Permian Basin - KS, OK, TX Mid-Continent - KS, OK WTO - TX East Texas Gulf Coast - LA, TX Gulf of Mexico Other - AL, MS, ND

Lee Keeling and Associates, Inc.	20%	Permian Basin - NM, TX

DeGolyer and MacNaughton	4%	Tertiary recovery - TX

The qualifications of the technical person at each of these firms primarily responsible for overseeing his firm’s preparation of the Company’s reserve estimates are set forth below. These qualifications meet or exceed the Society of Petroleum Engineers standard requirements to be a professionally qualified Reserve Estimator and Auditor.

Netherland, Sewell & Associates, Inc.:

•	29 years of practical experience in petroleum engineering and more than 12 years estimating and evaluating reserve information

•	a registered professional engineer in the states of Texas, Louisiana and Wyoming

•	Bachelor of Science Degree in Civil Engineering and Masters in Business Administration

Lee Keeling and Associates, Inc.:

•	56 years of practical experience in petroleum engineering and more than 47 years estimating and evaluating reserve information

•	a registered professional engineer in the state of Oklahoma

•	Bachelor of Science Degree in Petroleum Engineering

DeGolyer and MacNaughton:

•	35 years of experience in oil and gas reservoir studies and reserves evaluations

•	a registered professional engineer in the state of Texas

•	Bachelor of Science Degree in Petroleum Engineering

Proved Undeveloped Reserves, page 10

38. We note that you report significant quantities of proved undeveloped reserves and that minimal quantities of your reserves have been converted to proved developed reserves during the most recently completed fiscal year.

Please quantify the portion of your proved undeveloped reserves which have remained undeveloped for five years or more; identify the specific field or project to which these reserves are assigned; and explain the reasons they have remained undeveloped. Please submit a schedule listing all such fields or projects and the volume of reserves for each such field or project and in total.

For further guidance, you may refer to Question 131.03 of the Oil and Gas Rules Compliance and Disclosure Interpretations, which can be found at: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm

Response:

We acknowledge the Staff’s comment and respectfully submit to the Staff that we do not have any proved undeveloped reserves which have remained undeveloped for five years or more.

We also note to the Staff that in 2009, we reduced our overall rig count and natural gas drilling activity as a result of decreased commodity prices. As noted in the 2009 Form 10-K, we incurred a significant write-off of proved undeveloped reserves because reduced gas prices rendered such reserves uneconomic.

We have provided the Staff with additional information in response to this comment in our supplemental letter submitted to the Staff, together with a request for confidential treatment.

Exhibits 99.1 through 99.3

39. We note that you have identified third party engineering firms as having audited a portion of your reserve estimates that you have disclosed and note that you have attached the reports from these engineers as exhibits to your filing. However, these reports to do not fully comply with Item 1202(a)(8) of Regulation S-K.

We expect that you will need to discuss the following points with your third party engineering firms, and obtain and file reports that comply with the aforementioned guidance.

•	The DeGolyer and MacNaughton and Netherland, Sewell & Associates, Inc. reports should include the date on which the reports were completed.

•	The DeGolyer and MacNaughton and Netherland, Sewell & Associates, Inc. reports should discuss the possible effects of regulation on the ability of the company to recover the estimated reserves.

•	The Netherland, Sewell & Associates, Inc. report should specify the geographic area of the reserves covered in the report.

•	The Lee Keeling and Associates, Inc. report should indicate the proportion of your total reserves which are covered by the report.

•	All reports should include a statement that the assumptions, data, methods and procedures used were appropriate for the purpose served by the reports.

•	All reports should also include a statement that third party engineers used all methods and procedures it considered were necessary under the circumstances to prepare the reports.

Response:

We note for the Staff’s information that none of the third party engineering firms referenced in the 2009 Form 10-K conducted a “reserves audit” as that term is defined in Item 1202(a)(9) of Regulation S-K. We acknowledge the Staff’s comment and undertake that the reports of the third-party engineering firms that have prepared our reserve estimates and that will be filed as exhibits to the 2010 Form 10-K will comply with all of the requirements of Item 1202(a)(8) of Regulation S-K, including with respect to the specific matters cited in the Staff’s comment.

In this regard, we note that we have contacted the respective engineering firms and have addressed the Staff’s comments with them. DeGolyer and MacNaughton expressed their view that their report filed with our 2009 Form 10-K did address the “possible effects of regulation on the ability of the company to recover the estimated reserves,” as contemplated by Item 1202(a)(8)(vi) of Regulation S-K, and they have included the same language in their 2010 report. We direct the Staff to page 7 of the DeGolyer and MacNaughton report filed with the 2009 Form 10-K, which stated:

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2009, estimated oil and gas volumes. The reserves estimated in this report can be produced under current regulatory guidelines.

In addition, we have provided the Staff with copies of drafts of the reports of the third-party engineering firms to be filed with the 2010 Form 10-K in our supplemental letter submitted to the Staff, together with a request for confidential treatment.

Definitive Proxy Statement on Schedule 14A filed April 26, 2010

Compensation Discussion and Analysis, page 18

Competitive Benchmarking, page 20

40. Please clarify in future filings whether you target a specific percentile for any elements of compensation or total compensation and, if so, disclose such percentile for each named executive officer. In addition, please revise in future filings to disclose for each named executive officer where actual compensation fell in comparison to the peer companies for each element of compensation and total compensation. Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Response:

We acknowledge the Staff’s comment and undertake to address the Staff’s comment in our future filings. Because of the need for senior management and compensation committee review of our proposed revised CD&A disclosure in response to this comment, we will submit such proposed revised CD&A disclosure in response to this comment on a supplemental basis to the Staff as soon as practicable.

Elements of our Executive Compensation Program, page 21

41. Please revise in future filings to provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(I)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the compensation committee’s decision to make specific compensation awards and how decisions regarding one type of award motivate the compensation committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the compensation committee’s decisions with respect to other allocated or contemplated awards. Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Response:

We acknowledge the Staff’s comment and undertake to address the Staff’s comment in our future filings. Because of the need for senior management and compensation committee review of our proposed revised CD&A disclosure in response to this comment, we will submit such proposed revised CD&A disclosure in response to this comment on a supplemental basis to the Staff as soon as practicable.

42. Refer to the disclosure regarding the cash bonus awards and restricted stock grants. Although you provide general disclosure relating to the procedure for determining the amount of securities granted, your disclosure does not meaningfully convey the reasons why you structure the program mechanics in the manner you have nor does it address the reasons why the actual amounts awarded for these forms of compensation were appropriate under the circumstances. Please revise accordingly in future filings. Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Response:

We acknowledge the Staff’s comment and undertake to address the Staff’s comment in our future filings. Because of the need for senior management and compensation committee review of our proposed revised CD&A disclosure in response to this comment, we will submit such proposed revised CD&A disclosure in response to this comment on a supplemental basis to the Staff as soon as practicable.

Engineering Comments

Registration Statements on Form S-1 and Form S-3

43. On the map of counties in Oklahoma, please provide a distance scale.

Response:

We acknowledge the Staff’s comment and have revised the map on the inside cover page of the prospectus to provide a distance scale.

Mississippi Formation, page 4

44. Please disclose how many vertical wells have been drilled on the SandRidge properties shown and the average cumulative production for those vertical wells. Please estimate and disclose the percentage of original oil or gas in place that has already been recovered by these vertical wells.

Response:

We note the Staff’s comment, and we have revised the disclosure to indicate the number of vertical wells that have been drilled on the Underlying Properties. See pages 4, 11 and 60.

We have addressed the remainder of the Staff’s comment in our supplemental letter submitted to the Staff, together with a request for confidential treatment.

45. Please disclose how many of your proved developed reserves are behind pipe and not on production, if material.

Response:

We acknowledge the Staff’s comment and note to the Staff that none of our proved developed reserves are behind pipe and not on production. Accordingly, we respectfully submit that no changes to the disclosure are necessary.

46. Please disclose the average actual drilling and completion costs for a horizontal well with 3,900 feet of lateral length through the Mississippi lime formation with an average of seven-stage frac jobs.

Response:

We acknowledge the Staff’s comment. However, we respectfully submit that the requested disclosure would not be useful to investors, for the following reasons. First, SandRidge is solely responsible for the costs of drilling the development wells. Neither the trust nor trust unitholders have any responsibility for such drilling costs, and the target distributions were prepared on this basis. In that regard, we do not believe that historical drilling costs are relevant to investors. Second, SandRidge’s average cost to drill and complete the Producing Wells, to date, does not represent SandRidge’s expected average drilling costs per development well over the life of the development agreement, as there is a higher per-well drilling cost at the outset of a drilling program. The cost for drilling and completing each well we have drilled in the Mississippian formation has decreased over time, and we expect that, over the life of the development agreement, the average drilling cost per well will be less than the historical average drilling costs of the Producing Wells drilled to date. We note for the Staff’s information that the average drilling cost per well for the last 20 horizontal wells drilled in this formation by SandRidge is consistent with our estimates disclosed in the prospectus and we have realized marked improvement in both drilling time and expense throughout our drilling program. For these reasons, we do not believe the disclosure requested by the Staff is appropriate.

We have provided the Staff with additional information in response to this comment in our supplemental letter submitted to the Staff, together with a request for confidential treatment.

SandRidge’s experience as an operator . . . , page 10

47. You state that you have drilled 37 horizontal wells in the Mississippi formation with 100% drilling success. Please disclose the number of those wells for which you were the operator. Please also disclose how many of those wells are not expected to payout their drilling and completion costs.

Response:

We acknowledge the Staff’s comment and have revised the disclosure to remove the phrase “100% drilling success” and to state that the wells we have drilled are either producing or awaiting completion and expected to be productive. We have also clarified that SandRidge is the operator of all of the wells referred to in this location. See page 10.

We respectfully submit that it is not appropriate or useful to investors of trust units to disclose how many of these wells are not expected to pay out their drilling and completion costs, for several reasons. First, in light of the revisions we have made to the disclosure noted above (i.e., removing the phrase “100% drilling success”), we do not believe the disclosure should properly be read to suggest (as the Staff’s comment might suggest) that drilling success means the drilled wells will pay out their drilling and completion costs. The revised disclosure states clearly and with greater specificity the criteria used to measure drilling success, and it does not make any suggestion that the wells will or will not produce sufficient hydrocarbons to cover the drilling and completion costs. Second, SandRidge is solely responsible for the costs of drilling the development wells. Neither the trust nor trust unitholders have any responsibility for such drilling costs, and the target distributions were prepared on this basis. For this reason, we do not believe it is relevant to trust investors whether or not the wells are expected pay out their drilling and completion costs. Finally, to the extent the subject is relevant at all to trust investors, the prospectus already includes discussion of the risk that a well might prove to be uneconomical. We direct the Staff to such disclosure appearing in the risk factor captioned “Drilling and completion of the PUD Wells on the Underlying Properties are high risk activities with many uncertainties that could delay the anticipated drilling schedule and adversely affect future production from the Underlying Properties. Any such delays or reductions in production could decrease future revenues that are available for distribution to unitholders” on page 18. For these reasons, we respectfully submit that it would not be appropriate or useful to disclose how many of the horizontal wells drilled by SandRidge in the Mississippian formation are expected to pay out their drilling and completion costs.

We have provided the Staff with additional information in response to this comment in our supplemental letter submitted to the Staff, together with a request for confidential treatment.

48. Please include the disclosure that there is no assurance that a well that is successfully completed for oil or gas production will pay out the capital costs spent to drill it.

Response:

We acknowledge the Staff’s comment, and respectfully submit that, in the context of the discussion of SandRidge’s experience as an operator appearing on page 10, it is not appropriate or useful to investors of trust units to disclose that there is no assurance that a well that is successfully completed for oil or gas production will pay out the capital costs spent to drill it, for several reasons. First, as noted above in response to comment 47, in light of the revisions we have made to the disclosure on page 10 to remove the phrase “100% drilling success,” we do not believe the resulting disclosure should properly be read to suggest that drilling success means the drilled wells will pay out their drilling and completion costs. Accordingly, we do not believe it would be appropriate to highlight a risk that drilled wells might not pay out their capital costs, when the accompanying disclosure does not suggest that wells might pay out such costs. Second, as noted above in response to comment 47, SandRidge is solely responsible for the costs of drilling the development wells, and we do not believe it is relevant to trust investors whether or not the wells are expected pay out their drilling and completion costs. Finally, to the extent the subject is relevant at all to trust investors, as noted above in response to comment 47, the prospectus already includes risk factor discussion of the risk that a well might prove to be uneconomical. We have added disclosure to the risk factor on page 18 that there is no assurance that a well that is successfully completed for oil and gas production will pay out the capital costs spent to drill it. See page 18.

Risk Factors, page 17

Actual reserves and future production may be less than current estimates . . . , page 19

49. Tell us the average perforated length for the horizontal wells drilled to date and how many wells that represents.

Response:

In response to the Staff’s comment, we have drilled 37 horizontal wells in the Underlying Properties with an average perforated length of approximately 3,900 feet. We note for the Staff’s information that the level of capital expenditures assumed for purposes of preparing our reserve estimates is consistent with the average lateral length and the completion technologies of wells completed to date.

We have provided additional information to the Staff in response to this comment in our supplemental letter submitted to the Staff, together with a request for confidential treatment.

The generation of proceeds for distribution by the trust depends in part on access . . . , page 23

50. Please disclose if you have any material production that is currently shut-in or shut-in on a routine basis due to lack of accessibility to transportation and/or lack of processing facilities.

Response:

We acknowledge the Staff’s comment and have added disclosure that indicates that we do not currently have any material production that is shut-in and we do not shut-in production on a routine basis due to lack of accessibility to transportation and/or lack of processing facilities. See page 24.

Development Agreement, page 43

51. You indicate that you will file the Development Plan as an exhibit by amendment. We will need sufficient time to review that Plan and may have comment upon completion of that review.

Response:

We acknowledge the Staff’s comment regarding the development agreement.

Oil and Natural Gas Reserves, page 62

52. You disclose reference prices for oil and gas used in the determination of reserves but do not indicate if these prices were adjusted for quality, transportation, etc. and how much these adjustments may have been. Please expand your disclosure to include these.

Response:

We acknowledge the Staff’s comment and have revised the disclosure to provide both the original reference prices used and the effect of adjusting such prices for factors such as quality, transportation, etc., in the preparation of our reserve estimates. See pages 11 and 64 (footnote (1)).

53. Please revise your document to provide all the requirements of paragraphs (a)(b)(c) of Items 1205; paragraphs (a)(b)(c)(d) of Item 1206 and paragraphs (a)(b)(c)(d) of Item 1207 of Regulation S-K.

Response:

We acknowledge the Staff’s comment and have revised the disclosure to provide information responsive to those portions of Items 1205, 1206, and 1207 of Regulation S-K that are applicable to the Underlying Properties and/or SandRidge’s activities with respect to the Underlying Properties. We note for the Staff’s information that there are no delivery commitments with respect to production attributable to the Underlying Properties so we are not providing any disclosure in response to Item 1207. See pages 68–69.

54. Please revise your document to provide all the requirements of Item 1208, paragraphs (a)(b)(c), of Regulation S-K.

Response:

We acknowledge the Staff’s comment and have revised the disclosure to provide information responsive to Item 1208 of Regulation S-K that is applicable to the Underlying Properties and/or SandRidge’s activities with respect to the Underlying Properties. See pages 68–69.

The Reserve Report, page 63

Technologies, page 64

55. You state that the “reservoir consistency” across the AMI has been verified by the many vertical wells and approximately 40 horizontal wells that have been drilled over time and that this provides reasonable certainty of proved reserves to the undeveloped reserves that qualifies them to be classified as proved. But this is based on the assumption that the producing wells will produce the proved reserves attributed to them and, therefore, the undeveloped wells will also when they are drilled. Please provide us with the production curves of analogous wells that you utilized that have produced similar quantities of reserves from the Mississippi lime that you have attributed to the wells you are drilling in the AMI. Otherwise, your disclosure about “reservoir consistency” verifying the proved undeveloped reserves may not be appropriate because there may not be many wells that have produced the quantity of reserves from the Mississippi lime that you are attributing to these new and future wells as proved reserves.

Response:

We acknowledge the Staff’s comment, and we note the Staff’s questions about our description of our use of “reservoir consistency” in the preparation of our reserve estimates. We note that, contrary to the Staff’s suggestion, we did not use reservoir consistency to “verify” proved undeveloped reserves, nor do we think our prior disclosure should be read to say this. Nevertheless, in light of the Staff’s questions, we have revised the first paragraph under the sub-caption “Technologies” to more clearly explain the reserves estimation technologies used. See page 66.

As the Staff’s comment suggests, we note that there are risks associated with horizontal drilling in an existing play, even with extensive vertical production data. While we believe we have reviewed and reasonably judged those risks, we have also addressed such risks in the Registration Statement, under the caption “Risk Factors—Actual reserves and future production may be less than current estimates, which could reduce cash distributions by the trust and the value of the trust units,” which includes the following disclosure at page 20:

Reserve estimates for fields that do not have a lengthy production history are less reliable than estimates for fields with lengthy production histories. A lack of production history may contribute to inaccuracy in estimates of proved reserves, future production rates and the timing of development expenditures. Most of the Producing Wells have been operational for less than one year and estimated total reserves vary substantially from well to well and are not directly correlated to perforated lateral length or completion technique. Although SandRidge and Netherland Sewell analyzed historical production data from vertical wells drilled in the AMI since the 1940s, there can be no assurance that this data can accurately predict future production from horizontal wells. The lack of operational history for horizontal wells in the Mississippian formation may also contribute to the inaccuracy of estimates of proved reserves. A material and adverse variance of actual production, revenues and expenditures from those underlying reserve estimates, would have a material adverse effect on the financial condition, results of operations and cash flows of the trust and would reduce cash distributions to trust unitholders.

We have provided the Staff with additional information in response to this comment in our supplemental letter submitted to the Staff, together with a request for confidential treatment.

Internal Controls, page 64

56. It appears that you are primarily describing the work of the third party engineer which has already been described in the report of the third party engineer. However, Item 1202(a)(7) requires that you disclose the internal controls that you, the registrant, use in your reserve determination process. Please revise your document as necessary. As part of that disclosure, identify the person(s) at the registrant who receive the report from Netherland Sewell and indicate their qualifications.

Response:

We acknowledge the Staff’s comment and have revised the disclosure to reflect the internal controls that we use in our reserve determination process, as well as to identify the person who received the report from Netherland Sewell and his qualifications. See pages 65–66.

Supplemental Oil and Natural Gas Reserve and Standardized Measure Information, page F-4

Oil and Gas Reserve Quantities, page F-5

57. Please include disclosure that states that these reserves are the total proved reserves for the remaining economic life of the Underlying Properties but they do not represent the reserves that are owned by the Trust. Please disclose the page number where the reserves that the Trust owns are located in the document.

Response:

We acknowledge the Staff’s comment and have revised the disclosure to state that the reserves listed on page F-5 are the total proved reserves for the remaining economic life of the Underlying Properties and do not represent the reserves that are owned by the trust. We have also disclosed the page number where the reserves that the trust owns are located in the document. See page
F-5.

58. We note that as of September 30, 2010 your proved developed oil reserves have a reserve life of 17 years while your proved developed gas reserves have a reserve life of approximately 33 years. Please explain this to us and how this affects the projected future oil and gas production rates of the Trust.

Response:

We acknowledge the Staff’s comment and respectfully submit that the reserve life of both the proved developed oil reserves and the proved developed gas reserves is in excess of 20 years, as reflected in the reserve reports. It appears to us that the Staff’s calculation of reserve life as noted in the Staff’s comment is based on production volumes of the Producing Wells for the nine months ended September 30, 2010. Given that many of the Producing Wells commenced production during that nine-month period, these production volumes represent only a portion of the expected annual production volumes of the Producing Wells. In addition, the Staff’s calculation does not give effect to the ultimate oil and gas ratio produced because we have experienced different decline rates for oil and gas production. This decline difference is substantiated by over 30 years of historical data for the vertical wells with a slightly increasing gas-to-oil ratio over time. All of the foregoing factors are reflected in the reserve estimates prepared by our reserve engineers, and are taken into account in estimating future production rates.

We have provided the Staff with additional information in response to this comment in our supplemental letter submitted to the Staff, together with a request for confidential treatment.

59. Please provide us with the individual well production curves including both oil and gas with the future production projected on the curves for each well on production to date. Please provide the estimated ultimate recovery (oil and gas) for each well and the cumulative production (oil and gas) to date. Also provide us with the projected future production graph of an average proved undeveloped well with the average estimated ultimate recovery (oil and gas) for an average proved undeveloped well.

Response:

We have responded to this comment in our supplemental letter submitted to the Staff, together with a request for confidential treatment.

60. Please explain to us the basis for the future production projections for the proved developed wells and the proved undeveloped wells.

Response:

We acknowledge the Staff’s comment, and we respectfully refer the Staff to our response to comment 55 above, which we believe addresses this comment.

As noted in our response to comment 55 above, we have provided the Staff with additional information in response to comment 55 in our supplemental letter submitted to the Staff, together with a request for confidential treatment. The information submitted in such letter in response to comment 55 is also responsive to comment 60.

61. Tell us if any of your proved undeveloped reserves have been classified as proved for more than five years. If so, how long have they been classified as proved, how many reserves there are and why they have not been developed by now. Please see paragraph (d) of Item 1203 of Regulation S-K.

Response:

None of the proved undeveloped reserves included in the Underlying Properties have been classified as proved for more than five years.

62. You state that in the footnote to the reserve table that as of December 31, 2009 you participated in five wells and as of September 30, 2010 you participated in 22 wells for a total of 27 wells as of September 30, 2010. Based on the proved developed reserves as of that date, each well has average reserves of approximately 218,000 barrels equivalent. Please tell us how many wells have averaged that amount of production from the Mississippi lime formation or have that amount of estimated ultimate recovery other than the wells drilled by SandRidge.

Response:

We have responded to this comment in our supplemental letter submitted to the Staff, together with a request for confidential treatment.

63. Please disclose all the information required by ASC Topic 932 235 50-2 paragraphs (a- f).

Response:

We refer the Staff to the preclearance letters submitted by our counsel, Covington & Burling LLP, to the Office of the Chief Accountant of the Division of Corporation Finance on December 13, 2010 and December 17, 2010, and the response of the staff of the Office of the Chief Accountant dated December 21, 2010. In accordance with such correspondence, we have presented in the Registration

Statement supplementary disclosures described in ASC Topic 932-235-50-3 through 50-11 (as referenced in ASC Topic 932-235-50-2(a)) and ASC Topic 932-235-50-29 through 50-36 (as referenced in ASC Topic 932-235-50-2(f) and (g)). These disclosures include estimated remaining net proved, proved developed and proved undeveloped oil and natural gas reserves and the related summary of changes in estimated quantities of net remaining proved reserves, the standardized measure of future net cash flows and changes in the standardized measure of future net cash flows related to proved oil and gas reserves for the Underlying Properties for the periods presented.

The information necessary to present disclosures of capitalized costs relating to oil and gas producing activities, continued capitalization of exploratory well cost, costs incurred for property acquisition, exploration and development activities and results of operations for oil and gas producing activities in accordance with ASC Topic 932-235-50-2(b)(c)(d) and (e) does not currently exist for the Underlying Properties. Further, it would be impracticable to prepare such disclosures as this would require numerous subjective allocations of acreage acquisition costs, depreciation, depletion and amortization, including such expense related to support equipment and facilities, and corporate income taxes, which have not been maintained specifically for the Underlying Properties. It was for these reasons that we requested the Staff’s permission to present the statement of revenues and direct operating expenses for the Underlying Properties rather than full carve out financial statements. We respectfully submit that the information that we have presented is adequate to meet investors’ needs and is consistent with the disclosures that other filers have included in the footnote disclosures accompanying their statement of revenues and direct operating expenses for oil and gas properties.

SandRidge Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Our Business Segments and Primary Operations, page 3

Exploration and Production. page 3

64. With a view towards disclosure, please explain to us the meaning of an “identified potential drilling location” and the criteria used to classify them as such. Please tell us how many of these have proved, probable or possible reserves attributed to them. If any location does not have proved reserves associated with it, tell us the reason you believe it still should be disclosed to investors since you have chosen not to disclose probable or possible reserves.

Response:

We acknowledge the Staff’s comment and we plan to remove disclosure of “identified potential drilling locations” in the 2010 Form 10-K.

West Texas Overthrust (WTO), page 4

Pinon Field, page 4

65. As the Pinon field contains over 15% of your total proved reserves, you must disclose the annual production from it for all reported periods that its reserves were greater than 15% of your total proved reserves. Please see paragraph (a) of Item 1204 of Regulation S-K and revise as necessary.

Response:

We acknowledge the Staff’s comment and will include in the 2010 Form 10-K the disclosures required by Item 1204(a) of Regulation S-K with respect to any field containing 15% or more of our total proved reserves. Subject to finalization of our 2010 reserves estimates, we preliminarily believe such disclosure will be required with respect to two fields.

We have provided the Staff with additional information in response to this comment in our supplemental letter submitted to the Staff, together with a request for confidential treatment.

66. Please explain the meaning of MMcfe/d and the basis on which you report an equivalent cubic foot of gas. Please also explain that although it may be equivalent on an energy basis, it is not equivalent on a value basis and that there is a large difference in value between an equivalent barrel and a barrel of oil.

Response:

We acknowledge the Staff’s comment and respectfully note to the Staff that, as disclosed in the Glossary in our 2009 Form 10-K, MMcfe/d means million cubic feet equivalent condensate or natural gas liquids per day, where an equivalent cubic foot of gas is determined using the ratio of six Mcf of natural gas to one Bbl of oil.

In addition, we will add disclosure to our 2010 Form 10-K as follows:

Although an equivalent barrel of condensate or natural gas may be equivalent to a barrel of oil on an energy basis, it is not equivalent on a value basis as there may be a large difference in value between an equivalent barrel and a barrel of oil. For example, based on the commodity prices used to prepare the estimate of our reserves at year-end 2010 of $4.376/Mcf for natural gas and $75.96/Bbl for oil, the ratio of economic value of oil to gas was approximately 17 to 1, even though the ratio for determining energy equivalency is 6 to 1.

Tertiary Oil Recovery, page 6

67. Please tell us how large each of the pilot projects are and how many proved reserves you have attributed to each one. Please tell us how large each of the three properties are and how many proved reserves you have attributed to each one and the basis for that attribution.

Response:

We acknowledge the Staff’s comment and note that each of the three tertiary recovery projects were reviewed in detail with the Staff in 2007, as part of the Staff’s review of our filings with the Commission. Since that review, the only significant changes to the reserve outlook with respect to the tertiary recovery projects has been the movement of reserves from probable to proved, based on historical performance, or, an increase in the expected development acreage. There have been no significant changes in either methodology, or, expected performance, since that 2007 Staff review.

We have provided the Staff with additional information in response to this comment in our supplemental letter submitted to the Staff, together with a request for confidential treatment.

Proved reserves, page 6

68. Expand your discussion of your Executive Vice President – Reservoir to provide more detail regarding his “29 years of industry experience.” See Item 1202(a)(7) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and have revised the disclosure to expand our discussion of our Executive Vice President – Reservoir Engineering to provide more detail regarding his industry experience. We will add disclosure to our 2010 Form 10-K that will be presented as follows:

SandRidge’s Executive Vice President – Reservoir Engineering is the technical person primarily responsible for overseeing the preparation of the Company’s reserve estimates. He has a Bachelor of Science degree in Mechanical Engineering with 30 years of practical industry experience, including 25 years of estimating and evaluating reserve information. In addition, our Executive Vice President – Reservoir Engineering has been a certified professional engineer in the state of Oklahoma since 1988 and a member of the Society of Petroleum Engineers since 1980.

Proved reserves. sensitivity analysis, page 9

69. We note your reconciliation. The table should be accompanied by the assumptions used and should explain, in narrative form, the impact of the new pricing requirements upon your reserves. Also, as presented, the reconciliation table suggests that the Standardized Measure of Discounted Net Cash Flows is the same regardless of which price scenario is used. Please advise or revise.

Response:

We acknowledge the Staff’s comment and respectfully note to the Staff that the 2010 Form 10-K will not contain a sensitivity analysis as was contained in the 2009 Form 10-K. Accordingly, the Staff’s comment is not applicable to our 2010 Form 10-K.

We also note for the Staff’s information that the columns in our reconciliation table in the 2009 Form 10-K were intended to reconcile the Standardized Measure of Discounted Net Cash Flows calculated using the price required under Regulation S-X to PV-10 values under the different pricing scenarios. We did not intend to imply that the Standardized Measure could be calculated using different pricing scenarios. Our table in the 2009 Form 10-K presented the Standardized Measure as properly calculated based upon the rules in place for December 31, 2009 and reflects reconciling items to calculate PV-10 under both pricing scenarios (rules in effect for December 31, 2009 and rules in effect for December 31, 2008).

Proved undeveloped reserves, page 10

70. Please expand your disclosure to include all the requirements of paragraphs (a-d) of Item 1203 of Regulation S-K.

Response:

We acknowledge the Staff’s comment and will include disclosure in our 2010 Form 10-K that fully responds to the requirements of paragraphs (a-d) of Item 1203 of Regulation S-K. More specifically, we plan to disclose in the 2010 Form 10-K the amount of capital expenditures used to develop proved undeveloped reserves and to show the conversion of proved undeveloped reserves to proved developed reserves during the year.

We expect to have disclosure in the 2010 Form 10-K that will be presented as follows:

Proved Undeveloped Reserves. During 2010, the Company drilled XXX wells and approximately $XXX million of our drilling capital expenditures were used to convert approximately XXX MMBoe of proved undeveloped reserves to proved developed reserves. At December 31, 2010, XXX of these wells were classified as proved developed producing properties with the remaining wells still in progress.

We note for the Staff’s consideration that we discussed material changes in proved undeveloped reserves in our 2009 Form 10-K at pages F-53 and F-54. We note that from 2008 to 2009, we did not add proved undeveloped reserves, but rather revised our proved undeveloped reserves materially downward and discussed the reasons for such changes in the narrative disclosure on page F-53 of the 2009 Form 10-K. We will continue in future filings and in our 2010 Form 10-K to disclose material changes in proved undeveloped reserves that occurred during the year as required by Item 1203 of Regulation S-K.

Marketing and Customers, page 14

71. Please disclose if you have any material delivery commitments. Please see paragraphs (a-d) of Item 1207 of Regulation S-K.

Response:

We acknowledge the Staff’s comment and respectfully note that as of December 31, 2010, we did not have any material delivery commitments. We will have disclosure in the 2010 Form 10-K that will be presented as follows:

We do not have any material delivery commitments.

Oil and Gas Reserve Quantities, page F-52

72. Please revise your document to include the following in the proved reserve definition: “The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.” Please see paragraph 22 of (a) Definition of Regulation S-X Rule 4-10.

Response:

We acknowledge the Staff’s comment and will add disclosure to “proved reserve” definition in the 2010 Form 10-K that will be presented as follows:

The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

73. Your disclosure concerning the amount of proved undeveloped reserves you converted to proved developed reserves is not clear. Please revise to clearly disclose the amount of proved undeveloped reserves that you converted to proved developed reserves and the amount of capital costs you incurred to do so. Also please revise to clearly disclose the quantity of proved undeveloped reserves you added during each year. Please see paragraphs (a – d) of Item 1203 of Regulation S-K.

Response:

We acknowledge the Staff’s comment, and we respectfully refer the Staff to our response to comment 70 above, which we believe addresses this comment.

74. Please explain to us the reason you attributed changes in reserves due to development drilling to revisions of reserves and not extensions and discoveries. Please tell us if those reserves were previously classified as proved reserves. Please see paragraph 50-5 of ASC Topic 932. Tell us how many oil and gas reserves were added due to development drilling in each year, how many oil and gas reserves were revised upward or downward due to price changes in each year and how many oil and gas reserves were revised upward or downward due to performance changes in each year.

Response:

We note that the issues discussed in this comment 74 were addressed in our letter to the Staff dated April 24, 2009. In that letter, we noted, in response to comment 4 addressed in that letter, that prior to 2009 we classified reserve additions from drilling activity interior to the “proven field boundaries” within known reservoir limits as “revisions,” and reserves attributable to wells drilled exterior to “proven field boundaries” extending the limits of the known reservoir were classified as “extensions.” Although we believe this approach is consistent with the definitions provided by applicable accounting standards and Rule 4-10(a)(14) of Regulation S-X, we recognized that the generally accepted practice has become to book any “new reserves” to extensions and discoveries (with a definition of “proven acreage” as any acreage with the existing well bore spacing unit). Accordingly, as discussed with the Staff in 2009, we adopted this approach for our 2009 reserve disclosure. We have followed this approach since adopting it in 2009 following our discussions with the Staff regarding this issue.

The changes in 2009 revisions were primarily associated with pricing revisions. Of the 1,192 Bcfe of negative revisions of previous estimates, approximately 1,123 Bcfe were associated with pricing, as disclosed on page F-53 of the 2009 Form 10-K, which represented approximately 94% of the negative revisions. There were also approximately 121 Bcfe of negative revisions associated with performance, as disclosed on page F-53 of the 2009 Form 10-K, offset by approximately 44 Bcfe of positive revisions to oil. This total represents approximately 6% of the negative revisions. Less than 1% of the total revisions were associated with development drilling (and as redefined is only associated with down spacing wells on existing producing spacing units).

We have provided the Staff with additional information in response to this comment in our supplemental letter submitted to the Staff, together with a request for confidential treatment.

Exhibit 99.3

75. The report by Lee Keeling and Associates does not indicate the proportion of the registrant’s total reserves covered by the report as required by Item 1202 (a)(8)(iii) of Regulation S-K. Please obtain and file a new report with the required information.

Response:

We acknowledge the Staff’s comment and undertake that the report by Lee Keeling and Associates filed in connection with our 2010 Form 10-K will indicate the proportion of our total reserves covered by the report.

In addition, we have provided the Staff with a draft of the report by Lee Keeling and Associates to be filed with the 2010 Form 10-K in our supplemental letter submitted to the Staff, together with a request for confidential treatment.

76. Certain definitions have been attributed to the SEC that do not appear to be definitions as reported in the new Oil and Gas rules. Please have Lee Keeling remove these definitions or revise them so they agree with the SEC definitions in the new report you file.

Response:

We acknowledge the Staff’s comment and undertake to have Lee Keeling and Associates remove definitions that do not appear in the new Oil and Gas rules from their report to be filed in connection with our 2010 Form 10-K.

In addition, we have provided the Staff with a draft of the report by Lee Keeling and Associates to be filed with the 2010 Form 10-K in our supplemental letter submitted to the Staff, together with a request for confidential treatment.

77. The definition of proved developed non-producing reserves is should be revised because reserves that do not have a market are not reserves of any kind. Please have Lee Keeling and Associates revise this definition in the new report that you file.

Response:

We acknowledge the Staff’s comment and undertake to have Lee Keeling and Associates include the correct definition of proved developed non-producing reserves in their report to be filed in connection with our 2010 Form 10-K.

In addition, we have provided the Staff with a draft of the report by Lee Keeling and Associates to be filed with the 2010 Form 10-K in our supplemental letter submitted to the Staff, together with a request for confidential treatment.

78. The new reserve report that you file by Lee Keeling and Associates must be signed by the individual engineer that prepared the reserve estimate. Please see Item 1202 (a)(8)(x) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and undertake to have Lee Keeling and Associates ensure that the individual engineer who prepares the reserve estimate signs the report to be filed in connection with our 2010 Form 10-K.

In addition, we have provided the Staff with a draft of the report by Lee Keeling and Associates to be filed with the 2010 Form 10-K in our supplemental letter submitted to the Staff, together with a request for confidential treatment.

* * * * * *

Thank you for your prompt attention to the foregoing. Kindly direct any questions you may have with respect to this letter or the Registration Statement, including Amendment No. 1 thereto, to David H. Engvall at Covington & Burling LLP at (202) 662-5307.

In addition, if you have any questions about the responses addressing the engineering comments, please do not hesitate to contact Mr. Rodney Johnson, Executive Vice President – Reservoir Engineering, at (405) 429-5656.

Very truly yours,

SandRidge Energy, Inc.

By:	/s/ Philip T. Warman
Name: Philip T. Warman
Title: Senior Vice President and General Counsel

SandRidge Mississippian Trust I

By:	SandRidge Energy, Inc.

	By:	/s/ Philip T. Warman
Name: Philip T. Warman
Title: Senior Vice President and General Counsel

cc:	David H. Engvall, Covington & Burling LLP
David P. Oelman, Vinson & Elkins L.L.P.
Matthew R. Pacey, Vinson & Elkins L.L.P.